(As filed with the Securities and Exchange Commission on November 30, 2001)

                                                              File No. 70-9643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post Effective Amendment No. 5)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935






    Progress Energy, Inc.                      Florida Progress Corporation
    410 South Wilmington Street                One Progress Plaza
    Raleigh, North Carolina  27602             St. Petersburg, Florida  33701







                  (Names of companies filing this statement and
                   addresses of principal executive offices)


                              PROGRESS ENERGY, INC.
-------------------------------------------------------------------------------

                 (Name of top registered holding company parent
                        of each applicant or declarant)

-------------------------------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

-------------------------------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

         Steven Carr, Associate                 William T. Baker, Jr., Esq.
           General Counsel Progress Energy
         Service Company, LLC                  Thelen Reid & Priest LLP
         PEB 17B2                              40 W. 57th Street, 25th Floor
         410 South Wilmington Street           New York, New York  10019
         Raleigh, North Carolina  27602

7

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

     A. Background.
        ----------

     By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284) (the "Merger Order"), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company ("CP&L"), an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

     Under the terms of the Merger Order, the Commission reserved jurisdiction under Section 11(b)(1) of the Act over Progress Energy's retention of certain specified direct and indirect non-utility subsidiaries and investments of Progress Energy and Florida Progress (collectively, the "Specified Companies"). The Merger Order directed Progress Energy to file a post-effective amendment in this proceeding not later than November 30, 2001, in which it would either set forth the legal basis upon which it is entitled to retain its ownership interest in the Specified Companies or, alternatively, commit to divest its interest in some or all of the Specified Companies prior to November 30, 2003.

     In accordance with the Merger Order, Progress Energy and its indirect wholly-owned subsidiary, Electric Fuels Corporation ("Electric Fuels"), have heretofore filed post-effective amendments in this proceeding in which they have acknowledged that certain direct subsidiaries of Electric Fuels, namely, MEMCO Barge Line, Inc., Progress Rail Services Corporation and Progress Metal Reclamation Company, and their respective subsidiaries and/or the assets of any of these companies, are not retainable under the standards of Section 11(b)(1) of the Act. By order dated June 27, 2001 (Holding Co. Act Release No. 27422), the Commission concurred in this determination and directed Progress Energy and Electric Fuels to sell or otherwise dispose of all of the stock of or other ownership interests in these entities prior to November 30, 2003. The Commission continued its reservation of jurisdiction over Progress Energy's retention of the remaining Specified Companies (the "Remaining Companies").

     B. Description of Remaining Companies and Legal Basis for Retention.
        ----------------------------------------------------------------

     The Remaining Companies over which the Commission has reserved jurisdiction fall into three categories, as described below. Progress Energy believes that each of the entities listed below is retainable under the standards of Section 11(b)(1) or Section 9(c)(3) of the Act, as applicable, and therefore requests that the Commission release jurisdiction reserved under the Merger Order.

          1. Other Direct and Indirect Subsidiaries of Electric Fuels. The
             --------------------------------------------------------
remaining subsidiaries of Electric Fuels, that is, those that were not determined to be retainable as part of the Merger Order or ordered to be divested pursuant to the June 27, 2001, order, are engaged in coal mining operations and other coal-related related activities, specifically, barge transportation and coal terminal activities (i.e., transloading and temporary storage). These companies are more fully described as follows:

          (a) Awayland Coal Company, Inc. and Homeland Coal Company Inc., which
              ---------------------------     --------------------------
are wholly owned subsidiaries of Electric Fuels, own and/or lease and operate deep mines in Kentucky and Virginia through their partnership in Powell Mountain
                                                                 ---------------
Joint Venture. Most of the coal produced by this venture is used by Florida
-------------
Power and Progress Energy's synthetic fuels subsidiaries.

          (b) Dixie Fuels Limited ("Dixie Fuels"), a Texas partnership,
              -------------------
currently owns and operates four ocean-going barges that are used to transport coal from a terminal near New Orleans to Florida Power's Crystal River plant. These barges move approximately 2.3 million tons per year of coal to Florida Power. Dixie Fuels also backhauls limestone from a quarry at Crystal River to a cement plant near Mobile, Alabama, owned by a third party. Electric Fuels owns a 65 percent interest in the partnership; the remaining interest is held by an unrelated company.

          (c) Dixie Fuels II, Limited, an inactive Texas partnership, formerly
              -----------------------
owned and operated one tug/barge unit used primarily for hauling bulk cargo for unaffiliated companies. The vessel has been sold and the partnership is in the process of being liquidated. Electric Fuels owns a 50 percent partnership interest.

          (d) Kentucky May Coal Company, Inc. ("Kentucky May"), a wholly-owned
              -------------------------------
subsidiary of Electric Fuels, owns coal mines and leases coal reserves in Kentucky from third parties. Kentucky May was purchased by Electric Fuels in 1985 in order to position Electric Fuels strategically in the coal market to mine coal competitively. Kentucky May, in turn, owns 100% of the common stock of the following three subsidiaries: (i) Diamond May Coal Company, which directly
                                      ------------------------
and through a wholly-owned subsidiary (Diamond May Mining Company) owns and/or
                                       --------------------------
leases and operates strip mines and deep mines in Kentucky, together with associated equipment and facilities (e.g., coal preparation/wash plants, trucks and railcar loading equipment); (ii) Kentucky May Mining Company, which also
                                     ---------------------------
owns and/or leases and operates deep mines in Kentucky, together with associated equipment and facilities); and (iii) Cincinnati Bulk Terminals, Inc.
                                     -------------------------------
("Cincinnati Bulk Terminals"), which directly and through two wholly-owned subsidiaries (Kanawha River Terminals, Inc. and Marigold Dock, Inc.) sells and
              -----------------------------     -------------------
terminals coal and other bulk materials in Ohio, Kentucky and West Virginia and owns and operates a coal loading facility in Kentucky.

          (e) Murphy Land Company, Inc., which is wholly-owned by Electric
              -------------------------
Fuels, is an intermediate subsidiary(1) that owns a 20 percent partnership interest in Dulcimer Land Company ("Dulcimer Land"). Dulcimer Land leases 33,000
            ---------------------
acres of coal-producing land in Kentucky and Virginia from the Little Black
                                                               ------------
Mountain Land Company, another wholly-owned subsidiary of Electric Fuels, and
---------------------
subleases the land to Powell Mountain Joint Venture (see above). Dulcimer Land
                      -----------------------------
also manages coal reserves in Kentucky and Virginia.

          (f) Little Black Mountain Coal Reserves, Inc., which is wholly-owned
              -----------------------------------------
by Electric Fuels, is an intermediate subsidiary that owns the remaining 80 percent partnership interest in Dulcimer Land (see above).

          (g) Powell Mountain, Inc., which is wholly-owned by Electric Fuels, is
              ---------------------
an intermediate subsidiary that owns 100% of the common stock of two coal mining companies: Powell Mountain Coal Company, Inc. and PMCC, Inc. These companies own
           ---------------------------------      ---------
and/or lease and operate coal mines in Virginia and Kentucky, together with associated equipment and facilities.

          (h) Progress Land Corporation, a wholly-owned subsidiary of Electric
              -------------------------
Fuels, owns and manages coal reserves in Kentucky that are mined by Kentucky May (see above).

     Retention of Coal Mining Subsidiaries: Historically, the Commission has authorized registered holding companies to retain or acquire interests in "captive" coal mining subsidiaries, that is, coal subsidiaries whose output is primarily dedicated to meeting the fuel needs of affiliated electric utility companies. Such investments have been approved under the standards of Section 11(b)(1) of the Act as "reasonably incidental, or economically necessary or appropriate" to the operations of an integrated electric utility system.(2) In this case, an estimated 70.4% of the total output of coal produced by the mining subsidiaries listed above is utilized by Florida Power as fuel for electric generation and as a feedstock by Progress Energy's synthetic fuels subsidiaries.(3) The remainder is sold in the market to other users, including other electric utilities.

     More recently, the Commission has relaxed its strict "functional relationship" test as applied to other kinds of fuel-related investments. For example, in a series of orders, the Commission has authorized registered holding companies - including Progress Energy - to acquire or construct various types of non-utility energy assets, including but not limited to natural gas production, gathering, processing, storage and transportation properties, facilities and

-----------------------
(Footnote)

(1) The Commission has authorized registered holding companies - including Progress Energy - to form intermediate subsidiaries for the purpose of acquiring and holding the securities of other exempt or authorized non-utility companies. See e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug.
--------  -----------------------------
26, 1999); Progress Energy, Inc., Holding Co. Act Release No. 27297 (Dec. 12,
2000).
(2)  See North American Co., 11 S.E.C. 194 at 225-26 (1942), aff'd 133 F.2d 148
     --- ------------------                                  -----
(2d Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946) (permitting
                ------------------------------
retention of coal mining subsidiary where over 80% of the output of its coal mines was consumed by parent in electric generation); Indiana & Michigan
                                                      ------------------
Electric Company, Holding Co. Act Release No. 19064 (June 26, 1975) (approving,
----------------
under the standards of Section 10(c)(1), acquisition of coal mines and related equipment to be used to supply a portion of parent utility company's needs for coal).
(3) Under the Merger Order, the Commission determined that Progress Energy's interests in various synthetic fuels ventures are retainable under Rule 58(b)(1)(vi) (production and sale of alternative fuels) and/or Rule 58(b)(1)(x) (processes for utilization of coal waste by-products).

equipment, liquid oil reserves and storage facilities, and associated facilities, that are incidental to the marketing, brokering and trading of energy commodities.(4) Although these authorizations have not specifically referred to investments in coal mines, they nevertheless serve as authority for permitting registered holding companies to invest in fuel reserves and associated production, handling, transportation and storage equipment, regardless of any operational or functional nexus to the acquiring company's core utility business.

     It is also arguable that coal mining operations are covered by Rule 58. Under Rule 58(b)(1)(ix), a registered electric utility holding company is now conditionally permitted to acquire, without prior Commission approval, the securities of any company that derives substantially all of its revenues from United States operations involving "[t]he ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities . . .." It appears that the Commission intended the scope of this provision to cover the ownership and operation of coal mines and related equipment.(5) Importantly, Rule 58 does not require that there be a "functional relationship" between energy-related businesses covered by the rule and the acquiring company's affiliated utility operations.(6)

     Retention of Coal Handling Subsidiaries: The Commission has also approved the acquisition of fuel transportation, coal handling and storage facilities, similar to those owned by Cincinnati Bulk Terminals and its subsidiaries (Kanawha River Terminals, Inc. and Marigold Dock, Inc.),(7) and has permitted new registered holding companies to retain preexisting investments in such companies, where the facilities are used primarily to transload coal.(8) Also, as noted above, Rule 58(b)(1)(ix) now conditionally exempts the acquisition of securities of companies that derive "substantially all" of their revenues from owning or operating such facilities. In this case, coal accounts for substantially all (approximately 90%) of the total volume of all bulk goods handled by Cincinnati Bulk Terminals and its subsidiaries (ore, aggregates, and grain account for the remaining 10%). As indicated, there is no requirement under Rule 58 that the services must be provided primarily to affiliated utilities.

     Retention of Coal Barge Operations. The Commission has authorized registered holding companies to acquire or retain interests in barges, similar to those owned by Dixie Fuels, that are used to transport coal for electric generation.(9) In this case, the barges operated by Dixie Fuels are used to transport all of the coal required by Florida Power's Crystal River Plant. Except for back-hauls of other materials, these barges are not used for any

---------------------
(Footnote)

(4)  See e.g., American Electric Power Company, Inc., Holding Co. Act Release
     --------  -------------------------------------
No. 26933 (Nov. 2, 1998); Progress Energy, Inc., Holding Co. Act Release No.
                          ---------------------
27297 (Dec. 12, 2000).
(5)  The Commission's release proposing Rule 58 specifically cited the North
                                                                       -----
American case, supra n. 2, as one of the precedents underlying category (ix) of
--------       ----- -
Rule 58(b)(1).
(6)  See e.g., FirstEnergy Corp., et al., Holding Co. Act Release No. 27459
     --------  -------------------------
(Oct. 29, 2001), Appendix A at n. 57 (citing release proposing adoption of Rule
58).
(7)  See e.g., Ohio Power Co., Holding Co. Act Release No. 19594 (June 25, 1976)
     --------  --------------
(authorizing acquisition of rail-to-barge handling facility).
(8)  See e.g., FirstEnergy Corp., et al., Holding Co. Act Release No. 27459
     --------  -------------------------
(Oct. 29, 2001) (authorizing retention of Warrenton River Terminal, Ltd., which owns facilities on the Ohio River used "primarily" to transload coal).
(9)  See, e.g., Indiana & Michigan Electric Company, Holding Co. Act Release No.
     ---------  -----------------------------------
19986 (Apr. 14, 1977).

other purpose. Registered holding companies may also acquire the securities of companies that derive "substantially all" of their revenues from transporting fuel pursuant to Rule 58(b)(1)(ix).

          2. Passive Investments in Tax Credit Properties. The Commission
             --------------------------------------------
reserved jurisdiction over Progress Energy's retention of a limited partnership interest held by CP&L in Enston Home LP, which owns a historic building
                         --------------
rehabilitation project located in Charleston, South Carolina, that qualifies for federal income tax credits under Section 47 of the Internal Revenue Code ("Code"), and an interest as a non-managing member, also held by CP&L, in Willow
                                                                          ------
Run, LLC, a manager-managed limited liability company that owns a low-income
--------
housing project in Morganton, North Carolina, that qualifies for federal tax credits under Section 42 of the Code.

     These two properties are substantially similar to other passive investments in affordable housing/historic building projects that Progress Energy was authorized to retain under the terms of the Merger Order, except that they are not located inside the retail service area of any of Progress Energy's public-utility subsidiaries. Specifically, CP&L, through subsidiaries, is a passive investor in each of these entities. The investments were made solely for the purpose of obtaining the tax credits that are available under federal and state law. Further, each investment is self-liquidating (i.e., the assets wind down as the tax credits expire). The Commission has previously held that investments in similar tax-credit properties are retainable if they satisfy the foregoing criteria, regardless of their location.(10)

          3. Other Passive Investments. The Commission also reserved
             -------------------------
jurisdiction over the Progress Energy's retention of passive investments by CP&L in four venture capital funds, described as follows:

          (a) Kinetic Ventures I, LLC and Kinetic Ventures II, LLC (formerly
              ----------------------------------------------------
known as Utility Competitive Advantage Fund I, LLC and Utility Competitive Advantage Fund II, LLC). CP&L holds an 11.1% membership interest in Kinetic Ventures I, LLC and a 14.3% membership interest in Kinetic Ventures II, LLC. The focus of these two venture capital funds is on energy-related fields and energy-related technology in early-stage companies involved in energy-related fields and technology, as well as communications technologies. CP&L's original commitment to the two funds totals approximately $25 million, of which $21.5 million has been funded to date. These two entities are "energy-related companies" within the meaning of Rule 58(b)(1)(ii) (companies engaged in "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction and similar innovations"). The Commission has recently determined that another new registered holding company may retain a similar membership interest in the two funds.(11)

          (b) Carousel Capital Partners, LP and South Atlantic Private Equity
              ---------------------------------------------------------------
Fund IV, LP. CP&L holds a 3.1% limited partnership interest in Carousel Capital
-----------
Partners, LP, a venture capital fund that makes investments in established,

--------------------
(Footnote)

(10) See Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000);
     --- ------------------
see also, Alliant Energy Corporation, et al., Holding Co. Act Release No. 27060
--------  ----------------------------------
(Aug. 13, 1999) (authorizing, pursuant to Section 9(c)(3) of the Act, new investments in low-income housing tax credit projects) and Holding Co. Act Release No. 27418 (June 11, 2001) (eliminating service territory restriction contained in prior order).
(11) See FirstEnergy Corp., et al., Holding Co. Act Release No. 27459 (Oct. 29,
     --- -------------------------
2001).

strategically positioned, mid-sized companies located in the Southeast (including companies located in Progress Energy's service area). CP&L's original commitment to this partnership was $5 million, of which all but $400,000 has been funded. CP&L also holds an 8.9% limited partnership interest in South Atlantic Private Equity Fund IV, LP, a venture capital fund, which provides equity funds to emerging growth companies in both technology and non-technology related markets, with an emphasis on investments located in Florida, the southeastern United States and Texas. CP&L's original commitment to this partnership was $3 million, which is fully funded. The Commission has previously authorized new registered holding companies to retain similar investments that are de minimis and/or passive.(12)

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the filing of this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     Progress Energies retention of its interests in the Remaining Companies is subject to the standards of Section 11(b)(1) or Section 9(c)(3) of the Act, as applicable.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

     No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction. Progress Energy's retention of the Remaining Companies will comply with all applicable state and federal laws.

ITEM 5.  PROCEDURE.
         ---------

     Progress Energy requests that the Commission issue a supplemental order finding that Progress Energy's retention of its interests in the Remaining Companies satisfies the standards of Section 11(b)(1) of the Act as soon as its rules allow. Progress Energy (1) waives a recommended decision by a hearing officer, (2) requests that the Commissions supplemental order be effective as of the date issued, and (3) consents to the participation of the Division of Investment Management in the preparation of the Commission's supplemental order, unless said Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

     No additional exhibits or financial statements.

--------------------
(Footnote)

(12) See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14,
     ---------  ------------------
1998); Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997);
       ------------------
FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001). In light
-----------------
of the fact that there is no market for either of these investments, Progress Energy has no readily available outlet to dispose of them at this time. Progress Energy plans to dispose of these investments when, and if, the investments become marketable.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

     None of the matters that are the subject of this Post-Effective Amendment involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposed transaction will not result in changes in the operation of Progress Energy or its subsidiaries that will have an impact on the environment. Progress Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              PROGRESS ENERGY, INC.
                              FLORIDA PROGRESS CORPORATION

                              By: /s/   William D. Johnson
                                  --------------------------------
                              Name:     William D. Johnson
                              Title:    Executive Vice President, Secretary and
                                        General Counsel


Date:  November 30, 2001